Exhibit 99.1

EHang Reports Fourth Quarter and Full Year 2020 Unaudited Financial Results

- Robust annual revenue growth despite pandemic impact

- Record quarterly and annual adjusted gross margin since inception

- Expanded well-rounded product portfolio to capture more market opportunities

Guangzhou, China, April 16, 2021 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial and Operational Highlights

•

Total revenues were RMB54.6 million (US$8.4 million), on par with RMB54.7 million in the fourth quarter of 2019. Revenues from air mobility solutions were RMB33.4 million (US$5.1 million), reflecting a 10.1% decrease year over year mainly due to the resurgence of the COVID-19 pandemic in China in the fourth quarter and its impact on tourism industry customers.

•	Gross margin was 59.4%, a decrease of 1.3 percentage points year over year. The decrease was mainly due to the increase in share-based compensation expenses charged to costs of revenues.

•	Adjusted gross margin[1] (non-GAAP) was 63.8%, an increase of 3.1 percentage points year over year and a record quarterly adjusted gross margin in the Company’s history.

•

Operating loss was RMB49.2 million (US$7.5 million), compared with operating profit of RMB2.1 million in the fourth quarter of 2019. The change in operating loss was mainly due to the increase in share-based compensation expenses charged to costs of revenues and operating expenses.

•	Adjusted operating loss[2] (non-GAAP) was RMB10.6 million (US$1.6 million), compared with adjusted operating profit of RMB3.8 million in the fourth quarter of 2019.

•	Net loss was RMB50.8 million (US$7.8 million), compared with net loss of RMB0.2 million in the fourth quarter of 2019.

•	Adjusted net loss[3] (non-GAAP) was RMB12.3 million (US$1.9 million), compared with adjusted net income of RMB2.9 million in the fourth quarter of 2019.

•	Sales of the EHang 216, our flagship passenger-grade AAV product, were 22 units, compared with 26 units in the fourth quarter of 2019.

Full Year 2020 Financial and Operational Highlights

[1]	Adjusted gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.
[2]

Adjusted operating profit/(loss) is a non-GAAP financial measure, which is defined as operating profit/(loss) excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[3]

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expenses and a one-time non-operational item. See “Non-GAAP Financial Measures” at the end of this press release.

•

Total revenues were RMB180.1 million (US$27.6 million), an increase of 47.8% from RMB121.8 million in 2019. Revenues from air mobility solutions were RMB106.0 million (US$16.2 million), an increase of 23.3% from RMB85.9 million in 2019. Revenues from aerial media solutions were RMB65.7 million (US$10.1 million), increased by 113.5% from RMB30.7 million in 2019.

•	Gross margin was 59.0%, an increase of 0.5 percentage points from 58.5% in 2019.

•	Adjusted gross margin was 60.3%, an increase of 1.5 percentage points from 58.8% in 2019 and the highest annual adjusted gross margin in the Company’s history.

•

Operating loss was RMB91.3 million (US$14.0 million), an increase of 97.0% from RMB46.3 million in 2019. The increase in operating loss was mainly due to the increase in share-based compensation expenses charged to costs of revenues and operating expenses.

•	Adjusted operating loss (non-GAAP) was RMB36.4 million (US$5.6 million), an increase of 15.3% from RMB31.6 million in 2019.

•	Net loss was RMB92.0 million (US$14.1 million), an increase of 91.8% from RMB48.0 million in 2019.

•	Adjusted net loss (non-GAAP) was RMB37.2 million (US$5.7 million), an increase of 16.7% from RMB31.9 million in 2019.

•	Sales of the passenger-grade AAVs reached 70 units in 2020, compared with 61 units in 2019.

Business Highlights for the Fourth Quarter and Full Year 2020

•	Autonomous Trial Flights in Korea of EH216 with Special Certificate of Airworthiness

In November 2020, the Ministry of Land, Infrastructure and Transport (“MOLIT”) of Korea issued a Special Certificate of Airworthiness (“SAC”) for the EH216, the first SAC for passenger-grade AAVs in Korea. With the SAC, the EH216 completed autonomous trial flights in three Korean locations: Seoul, Daegu and Jeju Island. The flights demonstrated a variety of Urban Air Mobility (“UAM”) application scenarios including urban transportation, emergency medical services and aerial sightseeing.

•	Long-term Trial Flight Permit for EH216 Across Austrian National Airspace

In December 2020, the Civil Aviation Authority of Austria issued a trial flight permit for the EH216 that allows trial operation of unmanned flights in Austrian national airspace. This permit was obtained through the joint efforts of the Civil Aviation Authority of Austria, the EHang European team, and local partners. Thereafter, test flights of the EH216 were conducted in St. Martin im Innkreis, Austria after completing a Specific Operational Risk Assessment (“SORA”) procedure under the supervision of the Civil Aviation Authority of Austria.

•	Strategic Partnership with Greenland Hong Kong for Aerial Tourism Programs

In December 2020, EHang entered a strategic partnership with a PRC subsidiary of Greenland Hong Kong Holdings Limited (SEHK: 00337) (“Greenland”), an HKEX-listed real estate company, to roll out air mobility services, such as aerial sightseeing and aerial media show services, in Greenland’s tourism real estate projects in China. The collaboration began with trial aerial sightseeing flights in Greenland’s Forest Lake project in Zhaoqing city, Guangdong.

•	Participation in Formulating China’s First National Standard for Express Delivery Services via Unmanned Aircraft

EHang collaborated with industry-leading players, such as JD.com (Nasdaq: JD) and ZTO Express (NYSE: ZTO), to participate in the formulation of the Specification for Express Delivery Service by Unmanned Aircraft, which was issued by the State Post Bureau of PRC and became effective in China on January 1, 2021.

•	EH216 Trial Flights and Locations Across the Globe

As a pioneer in the global Urban Air Mobility (“UAM”) industry, by year-end 2020 EHang 216 had safely carried out approximately 10,000 autonomous trial flights (including passenger-carrying flights). The flights showcased a variety of UAM application scenarios in 40 cities of 8 countries across Asia, Europe and North America.

Recent Developments

•	US$40 Million Investment from Carmignac

In January 2021, Carmignac, a leading European asset management firm, invested US$40 million on behalf of its funds in EHang through a private placement of newly issued Class A ordinary shares of the Company.

•	Trial Flights to Initiate a UAM Plan in the Hengqin New Area in Southeast China

In January 2021, EHang announced strategic partnerships with local partners to jointly initiate trial air mobility operations in the Hengqin New Area (“Hengqin”), the largest of the islands surrounding Zhuhai city in the Guangdong-Hong Kong-Macao Greater Bay Area of China. A total of 36 passengers experienced trial autonomous flights conducted by our local partners for aerial sightseeing in Hengqin on the announcement date. In February 2021, our local partner further carried out the first autonomous trial flights of the EH216 over the sea of southern China from Hengqin to Dong’ao Island, a tourist destination island, showcasing its potential application in air mobility use cases such aerial sightseeing.

•	Participation in a Series of UAM Projects Initiated by the European Union

In January and February 2021, as a pioneer of cutting-edge AAV products and technological solutions, EHang was selected to participate in a series of UAM projects initiated and supported by the European Union to demonstrate ways to achieve safe, sustainable, socially acceptable, and effective UAM. These projects include: 1) the Air Mobility Urban—Large Experimental Demonstration (AMU-LED) project in Spain, the United Kingdom and the Netherlands; 2) the Re-Invent Air Mobility initiative in France; 3) the Safe and Flexible Integration of Advanced U-Space Services for Medical Air Mobility (SAFIR-Med) project in Belgium, Germany, the Netherlands, Greece and Czech Republic; and 4) the GOF 2.0 Integrated Urban Airspace VLD very large demonstration project.

•	Partnership with Giancarlo Zema Design Group to Build an Eco-sustainable Vertiport in Italy

In March 2021, EHang entered a partnership with Giancarlo Zema Design Group (“GZDG”), a leading Italian architecture firm. GZDG has designed and intends to build an eco-sustainable vertiport in Italy using EHang’s passenger-grade AAV technologies and air mobility solutions. The vertiport will use green design and construction materials and can generate energy to recharge the EH216 passenger-grade AAVs.

•	Partnership with Dongfeng USharing to Co-develop a Solution for Seamlessly-Connected Mobility Services Leveraging AAV Technologies

In March 2021, EHang entered a partnership with Dongfeng USharing Technology Co., Ltd., a subsidiary of Dongfeng Motor Corporation, a Fortune Global 500 company and one of the largest auto makers in China, to co-develop a solution for Seamlessly Connected Mobility Services for logistics using EHang’s AAV technologies.

CEO Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented, “In the unusual year of 2020, we achieved revenue growth of nearly 50% despite the challenges and uncertainties caused by COVID-19 globally. Our gross margin increased again in 2020 and specifically, the adjusted gross margin reached a new high of 63.8% in the fourth quarter and 60.3% for the year, reflecting our competitive strengths. Our record of more than 10,000 safe trial flights of the EH216, including passenger-carrying flights, in 40 cities of 8 countries across Asia, Europe and North America to date and in various extreme environments demonstrates the robustness of our integrated technologies for autonomous flying, full redundancy and cluster management. Our technologies laid a solid foundation for obtaining a series of approvals or permits for trial flights issued by regulators in China, the U.S., Canada, Austria, Norway and Korea in 2020.”

Mr. Hu continued, “Leveraging our world-leading integrated technology platform, we have been developing and diversifying our product portfolio under our long-term development roadmap to meet a wider range of market needs. In addition to our current flagship EH216 AAV series, we plan to roll out another series of eVTOL (e-Vertical-Take-Off-and-Landing) models, namely the VT series, which includes the major large-sized passenger-grade VT30 as well as smaller-sized non-passenger-grade ones. This vehicle series adopts a new hybrid configuration that integrates multi-rotor and fixed-wing configurations and enables both vertical take-off/landing capability and long-range horizontal flights. Combining the EH216 series with this new VT series, we will be able to offer a more well-rounded suite of AAV solutions to better satisfy more UAM application needs, covering both short-haul intra-city and long-range inter-city uses.”

“Looking ahead, we intend to launch a ‘100 Air Mobility Routes Initiative’ in China as part of our UAM platform operator strategy. This initiative will be underpinned by our reliable integrated technologies, comprehensive product offerings, intelligent systems, growing customer base, infrastructure designs and expanding production facilities. The initiative is expected to be implemented in next 24 months with an initial focus on the Guangdong-Hong Kong-Macao Greater Bay Area of China. To support this important strategic initiative and also fulfill customer orders in 2021, we are aiming to produce approximately 250 units of the EH216 in the year which will be a new record of the Company once achieved,” Mr. Hu concluded.

Fourth Quarter 2020 Financial Results

Revenues

Total revenues were RMB54.6 million (US$8.4 million), on par with RMB54.7 million in the fourth quarter of 2019. Revenues from air mobility solutions were RMB33.4 million (US$5.1 million), down 10.1% year over year. The decrease was mainly due to the resurgence of the COVID-19 pandemic in China in the fourth quarter and its impact on our customers in the tourism industry.

Costs of revenues

Costs of revenues were RMB22.1 million (US$3.4 million), up 3.1% year over year, primarily due to the change in the sales volume mix of AAV products and solutions.

Gross profit

Gross profit was RMB32.5 million (US$5.0 million), down 2.2% from RMB33.2 million in the fourth quarter of 2019.

Gross margin was 59.4%, down 1.3 percentage points from 60.7% in the fourth quarter of 2019. The decrease was primarily due to the increase in share-based compensation expenses charged to cost of revenues.

Adjusted gross profit

Adjusted gross profit was RMB34.8 million (US$5.3 million), up 4.9% from RMB33.2 million in the fourth quarter of 2019.

Adjusted gross margin was 63.8%, up 3.1 percentage points from 60.7% in the fourth quarter of 2019. The adjusted gross margin increased due to a favorable revenue mix, as the Company derived a greater proportion of revenues from sales of higher-margin models of EHang 216 AAVs.

Operating expenses

Total operating expenses were RMB83.4 million (US$12.8 million), up 152.8% from RMB33.0 million in the fourth quarter of 2019. Operating expense as a percentage of total revenues was 152.8%, compared with 60.3% in the fourth quarter of 2019. The increase in operating expenses was primarily due to an increase of RMB34.6 million (US$5.3 million) in share-based compensation expenses charged to operating expenses.

•

Sales and marketing expenses were RMB13.8 million (US$2.1 million), up 69.8% from RMB8.2 million in the fourth quarter of 2019. The increase was mainly due to an increase of RMB5.6 million in share-based compensation expenses.

•

General and administration expenses were RMB18.6 million (US$2.9 million), up 98.8% from RMB9.4 million in the fourth quarter of 2019. The increase was mainly due to an increase of RMB4.2 million in share-based compensation expenses, additional expenses related to being a publicly traded company, and prudent provisions related to the COVID-19 impacts.

•

Research and development expenses were RMB50.9 million (US$7.8 million), up 229.4% from RMB15.5 million in the fourth quarter of 2019. The increase was mainly due to an increase of RMB24.7 million in share-based compensation expenses and expanded expenditure in development of new models, which covers both passenger-grade and non-passenger-grade AAV models, and related operating systems with enhanced functionalities.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses were RMB47.2 million (US$7.2 million), representing an increase of 50.5% from RMB31.4 million in the fourth quarter of 2019. Adjusted operating expenses as a percentage of total revenues was 86.5%, compared with 57.3% in the fourth quarter of 2019.

Operating loss

Operating loss was RMB49.2 million (US$7.5 million), compared with operating profit of RMB2.1 million in the fourth quarter of 2019. Operating loss as a percentage of total revenues was negative 90.1%, compared with an operating margin of 3.9% in the fourth quarter of 2019.

Adjusted operating loss (non-GAAP)

Adjusted operating loss was RMB10.6 million (US$1.6 million), compared with adjusted operating profit of RMB3.8 million in the fourth quarter of 2019. Adjusted operating loss as a percentage of total revenues was negative 19.5%, compared to adjusted operating margin of 6.9% in the fourth quarter of 2019.

Net loss

Net loss was RMB50.8 million (US$7.8 million), compared with net loss of RMB0.2 million in the fourth quarter of 2019.

Adjusted net loss (non-GAAP)

Adjusted net loss was RMB12.3 million (US$1.9 million), compared with adjusted net income of RMB2.9 million in the fourth quarter of 2019.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB10.6 million (US$1.6 million).

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.45 (US$0.07). Adjusted basic and diluted net loss per ordinary share5 (non-GAAP) were both RMB0.10 (US$0.01).

Basic and diluted net loss per ADS were both RMB0.90 (US$0.14). Adjusted basic and diluted net loss per ADS6 (non-GAAP) were both RMB0.20 (US$0.02).

[4]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[5]

Adjusted basic and diluted loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[6]

Adjusted basic and diluted loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

Balance Sheet and Cash Flow

The cash, cash equivalents, restricted cash and short-term investments balances were RMB189.4 million (US$29.0 million) as of December 31, 2020. Further, the accounts receivable balance of RMB179.4 million (US$27.5 million) as of December 31, 2020 have been reduced to RMB103.1 million (US$15.8 million) with subsequent collections of RMB76.3 million (US$11.7 million) as of March 31, 2021, representing 42.5% of the above balance having been collected. Together with the private investment of US$40 million in late January 2021, it is expected that the Company has adequate funding to support the operations in the next 12 to 24 months at least.

Full Year 2020 Financial Results

Revenues

Total revenues were RMB180.1 million (US$27.6 million), up 47.8% from RMB121.8 million in 2019, primarily driven by the increase in revenues generated from air mobility solutions and aerial media solutions. Sales of the EHang 216, the Company’s flagship passenger-grade AAVs, reached 70 units in 2020 compared to 61 units in 2019.

Costs of revenues

Costs of revenues were RMB73.9 million (US$11.3 million), representing an increase of 46.1% from RMB50.6 million in 2019, which was in line with the growth of revenues.

Gross profit

Gross profit was RMB106.2 million (US$16.3 million), up 49.1% from RMB71.2 million in 2019. Gross margin was 59.0%, an increase of 0.5% from 58.5% in 2019. The increase in gross profit was driven by our revenue growth.

Adjusted gross profit

Adjusted gross profit was RMB108.6 million (US$16.6 million), up 51.7% from RMB71.6 million in 2019. Adjusted gross margin was 60.3%, up 1.5 percentage points from 58.8% in 2019. The increase was mainly due to a favorable revenue mix with a greater proportion of revenues from sales of higher-margin models of EHang 216 AAVs.

Operating expenses

Total operating expenses were RMB204.1 million (US$31.3 million), up 68.7% from RMB121.0 million in 2019. Operating expense as a percentage of total revenues was 113.3%, compared with 99.3% in 2019. The increase in operating expenses was primarily due to the increase of RMB38.0 million (US$5.8 million) in share-based compensation expenses charged to operating expenses.

•

Sales and marketing expenses were RMB37.2 million (USD$5.7 million), up 38.5% from RMB26.9 million in 2019. The increase was primarily due to an increase of RMB10.1 million in share-based compensation expenses.

•

General and administration expenses were RMB61.6 million (US$9.4 million), up 66.8% from RMB36.9 million in 2019. The increase was mainly due to additional expenses related to being a public company, prudent provisions related to COVID-19 impacts, and an increase of RMB5.9 million in share-based compensation expenses.

•

Research and development expenses were RMB105.3 million (US$16.1 million), up 84.1% from RMB57.2 million in 2019. The increase was mainly due to continuously growing expenditure for the development of new AAV models, which covered both passenger-grade and non-passenger-grade AAVs, such as EHang 216F and EHang 216L and the new VT series, and related operating systems with enhanced functionalities. R&D expenses were also impacted by an increase of RMB22.0 million in share-based compensation expenses.

Adjusted operating expenses (non-GAAP)

Adjusted operating expenses were RMB151.6 million (US$23.2 million), up 42.3% from RMB106.6 million in 2019. Adjusted operating expenses as a percentage of total revenue was 84.2%, compared to 87.5% in 2019.

Operating loss

Operating loss was RMB91.3 million (US$14.0 million), up 97.0% from RMB46.3 million in 2019. Operating loss as a percentage of total revenues was 50.7%, compared to 38.0% in 2019.

Adjusted operating loss (non-GAAP)

Adjusted operating loss was RMB36.4 million (US$5.6 million), up 15.3% from RMB31.6 million in 2019. Adjusted operating loss as a percentage of total revenues was 20.2%, compared to 25.9% in 2019.

Net loss

Net loss was RMB92.0 million (US$14.1 million), up 91.8% from RMB48.0 million in 2019. Net loss as a percentage of total revenues was 51.1%, compared to 39.4% in 2019.

Adjusted net loss (non-GAAP)

Adjusted net loss was RMB37.2 million (US$5.7 million), up 16.7% from RMB31.9 million in 2019. Adjusted net loss as a percentage of total revenues was 20.6%, compared to 26.2% in 2019.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.80 (US$0.12). Adjusted basic and diluted net loss per ordinary share (non-GAAP) were both RMB0.30 (US$0.05).

Basic and diluted net loss per ADS were both RMB1.60 (US$0.24). Adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB0.60 (US$0.10).

Business Outlook

Our business is experiencing a gradual transition into a more operation-driven model. Given our ultimate strategic goal is to build a UAM platform operator company, we view now is the right time to accelerate this process for better commercialization. Specifically, we are planning to launch a “100 Air Mobility Route Initiative” in China from 2021 and onward. We believe the time is opportune as we are getting into the final stages of airworthiness certification of our EH216 AAVs. As result, we expect the annual revenues in 2021 to range between RMB130 million and RMB180 million.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to change, especially considering uncertainties and situations related to how the COVID-19 pandemic further develops.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Friday, April 16, 2021, U.S. Eastern Time (8:00 PM on April 16, 2021, Beijing/Hong Kong Time).

Please register in advance for the conference using the link provided below and dial in 10 minutes before the conference is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7533345

A replay of the conference call may be accessed by phone at the following numbers until April 24, 2021. To access the replay, please reference the conference ID 7533345.

Phone Number
International	+61 2 8199 0299
United States	+1 646 254 3697
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating profit/(loss), adjusted net income/(loss), adjusted operating expenses, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADSs (the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items such as share-based compensation expenses that are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure, operating profit margin and net margin or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Investor Contact: ir@ehang.com

In the U.S.: Julia@blueshirtgroup.com

In China: Susie@blueshirtgroup.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	321,662	137,840	21,125
Restricted cash	—	2,333	358
Short-term investments	7,674	49,271	7,551
Accounts receivable, net	41,103	179,388	27,492
Unbilled revenue	4,807	—	—
Cost and estimated earnings in excess of billings	14,212	717	110
Inventories	18,490	47,094	7,217
Prepayments and other current assets	20,565	24,060	3,687

Total current assets	428,513	440,703	67,540

Non-current assets:
Property and equipment, net	16,272	20,869	3,198
Intangible assets, net	1,209	1,062	163
Long term loans receivable	—	14,934	2,289
Long-term investments	2,983	2,919	447
Deferred tax assets	184	—	—
Other non-current assets	252	4,062	623

Total non-current assets	20,900	43,846	6,720

Total assets	449,413	484,549	74,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	5,000	15,000	2,299
Accounts payable	27,285	53,147	8,145
Contract liabilities	9,918	7,492	1,148
Accrued expenses and other liabilities	53,310	81,578	12,502
Deferred income	—	750	115
Deferred government subsidies	80	80	12
Income taxes payable	5	—	—

Total current liabilities	95,598	158,047	24,221

Non-current liabilities:
Long-term loans	32,534	—	—
Mandatorily redeemable non-controlling interests	—	40,000	6,130
Deferred tax liabilities	292	292	45
Unrecognized tax benefit	5,494	5,480	840
Deferred income	—	2,970	455
Deferred government subsidies	140	60	9

Total non-current liabilities	38,460	48,802	7,479

Total liabilities	134,058	206,849	31,700

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Class A ordinary shares	44	44	7
Class B ordinary shares	28	28	4
Additional paid-in capital	1,020,691	1,081,299	165,716
Statutory reserves	1,035	1,035	159
Accumulated deficit	(720,419)	(808,038)	(123,837)
Accumulated other comprehensive income	10,195	1,950	299

Total EHang Holdings Limited shareholders’ equity	311,574	276,318	42,348
Non-controlling interests	3,781	1,382	212

Total shareholders’ equity	315,355	277,700	42,560

Total liabilities and shareholders’ equity	449,413	484,549	74,260

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”) except for number of shares and per share data)

	Three Months Ended				For the Year Ended
	December 31, 2019	September, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
Total revenues	54,684	70,980	54,595	8,367	121,814	180,093	27,600
Costs of revenues	(21,488)	(28,958)	(22,145)	(3,394)	(50,596)	(73,914)	(11,328)

Gross profit	33,196	42,022	32,450	4,973	71,218	106,179	16,272

Operating expenses:
Sales and marketing expenses	(8,157)	(8,344)	(13,848)	(2,122)	(26,855)	(37,186)	(5,699)
General and administrative expenses	(9,364)	(16,044)	(18,613)	(2,853)	(36,948)	(61,613)	(9,443)
Research and development expenses	(15,468)	(19,777)	(50,945)	(7,808)	(57,167)	(105,252)	(16,131)

Total operating expenses	(32,989)	(44,165)	(83,406)	(12,783)	(120,970)	(204,051)	(31,273)
Other operating income	1,938	333	1,750	268	3,407	6,576	1,008

Operating profit/(loss)	2,145	(1,810)	(49,206)	(7,542)	(46,345)	(91,296)	(13,993)

Other income/(expense):
Interest income	237	738	671	103	883	3,795	582
Interest expenses	(428)	(669)	(692)	(106)	(837)	(2,337)	(358)
Foreign exchange gain/(loss)	(287)	(233)	(107)	(16)	109	(333)	(51)
Other income	199	678	224	34	440	1,227	188
Other expense	(1,390)	(56)	(1,382)	(212)	(1,416)	(3,127)	(479)

Total other (expense)/income	(1,669)	458	(1,286)	(197)	(821)	(775)	(118)

Loss before income tax and (loss)/gain from equity method investment	476	(1,352)	(50,492)	(7,739)	(47,166)	(92,071)	(14,111)

Income tax expenses	(627)	—	(351)	(54)	(754)	(206)	(32)

Loss before (loss)/gain from equity method investment	(151)	(1,352)	(50,843)	(7,793)	(47,920)	(92,277)	(14,143)
(Loss)/gain from equity method investment	(5)	288	—	—	(74)	236	36

Net loss	(156)	(1,064)	(50,843)	(7,793)	(47,994)	(92,041)	(14,107)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”) except for number of shares and per share data)

	Three Months Ended				For the Year Ended
	December 31, 2019	September, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
Net loss	(156)	(1,064)	(50,843)	(7,793)	(47,994)	(92,041)	(14,107)
Net (income)/loss attributable to non-controlling interests	(1,777)	798	1,657	254	(551)	4,422	678

Net loss attributable to EHang Holdings Limited	(1,933)	(266)	(49,186)	(7,539)	(48,545)	(87,619)	(13,429)
Accretion to redemption value of redeemable convertible preferred shares	(13,554)	—	—	—	(27,248)	—	—

Net loss attributable to ordinary shareholders	(15,487)	(266)	(49,186)	(7,539)	(75,793)	(87,619)	(13,429)
Net loss per Class A and Class B ordinary share:
Basic and diluted	(0.22)	(0.002)	(0.45)	(0.07)	(1.24)	(0.80)	(0.12)
Shares used in net loss per Class A and Class B ordinary share computation (in thousands of shares):
Basic	71,236	109,608	109,641	109,641	61,136	109,566	109,566
Diluted	71,236	109,950	109,641	109,641	61,136	109,566	109,566
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and Diluted	(0.44)	(0.004)	(0.90)	(0.14)	(2.48)	(1.60)	(0.24)

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				For the Year Ended
	December 31, 2019	September, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	33,196	42,022	32,450	4,973	71,218	106,179	16,272
Plus: Share-based compensation	—	80	2,363	362	365	2,443	374

Adjusted gross profit	33,196	42,102	34,813	5,335	71,583	108,622	16,646

Adjusted gross margin	60.7%	59.3%	63.8%	63.8%	58.8%	60.3%	60.3%

Operating expenses	(32,989)	(44,165)	(83,406)	(12,783)	(120,970)	(204,051)	(31,273)
Plus: Share-based compensation	1,632	6,258	36,208	5,549	14,382	52,414	8,033

Adjusted operating expenses	(31,357)	(37,907)	(47,198)	(7,234)	(106,588)	(151,637)	(23,240)

Adjusted operating expenses percentage	57.3%	53.4%	86.5%	86.5%	87.5%	84.2%	84.2%

Operating profit/(loss)	2,145	(1,810)	(49,206)	(7,542)	(46,345)	(91,296)	(13,993)
Plus: Share-based compensation	1,632	6,338	38,571	5,911	14,747	54,857	8,407

Adjusted operating profit/(loss)	3,777	4,528	(10,635)	(1,631)	(31,598)	(36,439)	(5,586)

Adjusted operating margin	6.9%	6.4%	(19.5%)	(19.5%)	(25.9%)	(20.2%)	(20.2%)

Net loss	(156)	(1,064)	(50,843)	(7,793)	(47,994)	(92,041)	(14,107)
Plus: Share-based compensation	1,632	6,338	38,571	5,911	14,747	54,857	8,407
Plus: One-time non-operational expense	1,384	—	—	—	1,384	—	—

Adjusted net income/(loss)	2,860	5,274	(12,272)	(1,882)	(31,863)	(37,184)	(5,700)

Adjusted net margin	5.2%	7.4%	(22.5%)	(22.5%)	(26.2%)	(20.6%)	(20.6%)

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				For the Year Ended
	December 31, 2019	September, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss attributable to ordinary shareholders	(15,487)	(266)	(49,186)	(7,539)	(75,793)	(87,619)	(13,429)
Plus: Share-based compensation	1,632	6,338	38,571	5,911	14,747	54,857	8,407
Plus: One-time non-operational expense	1,384	—	—	—	1,384	—	—
Plus: Accretion to redemption value of redeemable convertible preferred shares	13,554	—	—	—	27,248	—	—

Adjusted net (loss)/income attributable to ordinary shareholders	1,083	6,072	(10,615)	(1,628)	(32,414)	(32,762)	(5,022)

Adjusted net (loss)/income attributable to ordinary shareholders margin	2.0%	8.6%	(19.4%)	(19.4%)	(26.6%)	(18.2%)	(18.2%)
Adjusted basic and diluted net (loss)/income per Class A and Class B ordinary share	0.02	0.06	(0.10)	(0.01)	(0.53)	(0.30)	(0.05)
Adjusted basic and diluted net (loss)/income per ADS	0.04	0.12	(0.20)	(0.02)	(1.06)	(0.60)	(0.10)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	Three Months Ended				For the Year Ended
	December 31, 2019	September, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(156)	(1,064)	(50,843)	(7,793)	(47,994)	(92,041)	(14,107)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	1,488	1,550	1,452	223	5,673	6,192	949
Deferred income tax expenses/(benefits)	(49)	—	184	28	(49)	184	28
Share-based compensation	1,632	6,338	38,571	5,911	14,747	54,857	8,407
Loss/(gain) on disposal of intangible assets	—	77	(5)	(1)	—	72	11
Loss on disposal of property and equipment	28	—	228	35	28	456	70
Gain on disposal of long-term investment	—	(288)	—	—	—	(288)	(44)
Share of net loss from an equity investee	5	—	—	—	74	52	8
Allowance for doubtful accounts	836	4,650	4,794	735	619	13,313	2,040

Changes in operating assets and liabilities:
Accounts receivable	(4,869)	(65,317)	(45,612)	(6,990)	(39,035)	(150,920)	(23,130)
Unbilled revenue	(4,807)	—	2,800	429	(4,807)	4,281	656
Cost and estimated earnings in excess of billings	952	—	3,005	461	4,199	13,495	2,068
Inventories	(559)	(8,844)	9,596	1,471	(12,305)	(29,269)	(4,486)
Prepayments and other current assets	858	(2,422)	(4,845)	(743)	(5,771)	(7,640)	(1,171)
Other non-current assets	(24)	22	22	3	20	87	14
Accounts payable	3,163	11,809	660	102	10,358	26,611	4,078
Contract liabilities	7,685	101	986	151	4,011	(2,426)	(372)
Income taxes payable	(44)	—	—	—	5	(5)	(1)
Deferred income	—	4,080	(360)	(55)	—	3,720	570
Deferred government subsidies	(20)	(20)	(20)	(3)	(80)	(80)	(12)
Unrecognized tax benefits	602	—	166	25	602	(14)	(1)
Accrued expenses and other liabilities	8,010	7,370	1,287	197	14,187	5,667	869

Net cash provided by/(used in) operating activities	14,731	(41,958)	(37,934)	(5,814)	(55,518)	(153,696)	(23,556)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	Three Months Ended				For the Year Ended
	December 31, 2019	September, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,731)	(170)	(7,414)	(1,136)	(2,740)	(8,742)	(1,339)
Disposal of property and equipment	—	—	—	—	—	192	29
Acquisition of intangible assets	(819)	—	(59)	(9)	(999)	(337)	(52)
Proceeds from maturity of short-term investments	66,200	20,900	35,596	5,456	105,730	71,996	11,034
Purchase of short-term investments	(55,774)	(76,265)	(2,000)	(307)	(113,404)	(115,364)	(17,680)
Loans to third parties	—	—	—	—	—	(53,900)	(8,260)
Repayment of loan from a third party	—	30,000	—	—	—	40,000	6,130
Loan to a related party	—	—	—	—	(425)	—	—
Repayment of loan from a related party	425	—	—	—	850	—	—
Others	—	—	—	—	—	(54)	(8)

Net cash flow provided by/(used in) investing activities	8,301	(25,535)	26,123	4,004	(10,988)	(66,209)	(10,146)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	Three Months Ended				For the Year Ended
	December 31, 2019	September, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	—	5,000	—	—	5,000	15,000	2,299
Repayment of a short-term bank loan	—	—	—	—	(5,000)	(5,000)	(766)
Proceeds from a loan from a third party	—	—	—	—	30,000	—	—
Repayment of loans from third parties	—	—	—	—	(5,000)	—	—
Shares issued upon vesting of restricted share units	2	—	—	—	5	—	—
Proceeds from issuance of mandatorily redeemable non-controlling interests of a subsidiary	—	—	—	—	—	40,000	6,130
Proceeds from issuance of subsidiaries’ equity to non-controlling interest holders	—	—	—	—	—	2,023	310
Proceeds from issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option	—	—	—	—	—	7,313	1,121
Proceeds from initial public offering, net of issuance costs	252,861	—	—	—	252,861	—	—
Proceeds from issuance of Series C redeemable convertible preferred shares	—	—	—	—	47,436	—	—
Payment of issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option’s issuance costs	—	(199)	(35)	(5)	—	(750)	(115)
Payment of issuance costs for initial public offering	—	(2,408)	(2,075)	(318)	—	(13,906)	(2,131)

Net cash provided by/(used in) financing activities	252,863	2,393	(2,110)	(323)	325,302	44,680	6,848

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	Three Months Ended				For the Year Ended
	December 31, 2019	September, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(605)	(5,285)	(3,710)	(569)	1,347	(6,264)	(960)

Net decrease in cash, cash equivalents and restricted cash	275,290	(70,385)	(17,631)	(2,702)	260,143	(181,489)	(27,814)
Cash, cash equivalents and restricted cash at the beginning of the period/year	46,372	228,189	157,804	24,185	61,519	321,662	49,297

Cash, cash equivalents and restricted cash at the end of the period/year	321,662	157,804	140,173	21,483	321,662	140,173	21,483

Unpaid issuance cost for Series C redeemable convertible preferred shares included in Accrued expenses and other liabilities	743	743	48	7	743	48	7
Unpaid issuance costs for initial public offering included in Accrued expenses and other liabilities	14,727	2,896	821	126	14,727	821	126
Unpaid issuance costs for issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option included in Accrued expenses and other liabilities	—	847	812	124	—	812	124